Exhibit 99.1

AuRico Gold Announces the Completion of $300 Million Substantial Issuer Bid

(all amounts are in US dollars unless otherwise indicated)

Toronto: January 29, 2013: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") announced today that it has taken up and paid for 36,144,578 common shares (“Shares”) at a price of $8.30 per Share (the "Purchase Price") under the Company’s “modified Dutch auction” substantial issuer bid to purchase for cancellation up to $300,000,000 of its Shares (the "Offer").

The Shares purchased represent approximately 12.8% of the Shares outstanding on an undiluted basis as of January 23, 2013 (the expiry date of the Offer). After giving effect to the purchase, as of that date, AuRico had 246,395,391 Shares issued and outstanding on an undiluted basis.

Shareholders that validly tendered at the Purchase Price had approximately 34.3% of their tendered Shares purchased by AuRico, except that “odd lot” tenders (of fewer than 100 Shares) at the Purchase Price were not subject to pro-ration.

In accordance with the terms of the Offer, Shares tendered under an auction tender at a price higher than the Purchase Price were not purchased. Any Shares not purchased under the Offer, including Shares tendered at prices higher than the Purchase Price or invalidly deposited, will be returned to shareholders promptly by Computershare Investor Services Inc. (the “Depositary”), as depositary for the Offer.

Payment and settlement of the purchased Shares will be effected to registered shareholders by the Depositary on or about January 31, 2013 in accordance with the settlement procedures described in the Offer.

RBC Dominion Securities Inc. and, RBC Capital Markets, LLC acted as dealer managers in connection with the Offer in Canada and the United States, respectively, and as financial advisor to AuRico.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario, which declared commercial production on September 1, 2012 and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry	Anne Day
President & Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647-260-8880	1-647-260-8880

Cautionary Statement

Certain information included in this news release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; any decisions to implement a dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, and El Chanate mine and may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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